

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

April 27, 2009

Via U.S. Mail

Evan L. Kaplan
President and Chief Executive Officer
iPass Inc.
3800 Bridge Parkway
Redwood Shores, CA 94065

> **Re:** **iPass Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed April 17, 2009**
> **File No. 0-50327**

Dear Mr. Kaplan:

We have reviewed the filing listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
Questions and Answers About this Proxy Material and Voting

Will there be a proxy contest for the election of directors at the Annual Meeting?, page 4

1.   We refer to the following statement: "We believe that the current Board, with its breadth of relevant and diverse experience, represents the best interests of our stockholders and that the three directors nominated by the Board should be re-elected." The terms "current" and "re-elected" may give readers the impression that all three of the company's nominees are currently members of the board, but it appears that one of your nominees, Mr. Majteles, is not currently a director. Please revise as appropriate, or advise.

2.   We note your statement here that you do not endorse the Foxhill Nominees. Please
        revise the proxy statement to explain the basis for your recommendation. Either here or
        in an appropriate section elsewhere in the proxy statement, include a detailed description
        of the contacts you have had with Foxhill during the time period leading up to this
        solicitation.

Who is paying for this proxy solicitation?, page 6

3.   You state that your directors and employees may solicit proxies in person, by telephone,
        or by other means of communication. Please be advised that all written soliciting
        materials, including any e-mails or scripts to be used in soliciting proxies, must be filed
        under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c).
        Please confirm your understanding.

Can I change my vote after submitting my proxy?

4.   We note the disclosure that a shareholder may revoke a proxy by submitting another
        white proxy card with a later date. Revise to clarify that a later-dated gold proxy card
        submitted to Foxhill would also revoke a prior proxy granted to the company.

Proposal 1 - Election of Directors, page 9

General

5.   Please disclose, if true, that each of the nominees named in your proxy statement has
        consented to being named in the proxy statement and to serve as a director of the
        company, if elected. See Rule 14a-4(d).

6.   The biographical information provided for Mr. Kaplan does not disclose his business
        experience from January 2008 to November 2008. In addition, the information provided
        for Mr. Clapman does not clearly disclose his business experience subsequent to July
        2005. Please revise your disclosure to provide this information, or advise.

Compensation Committee, page 12

7.   You refer in this section to the "Chairman and Chief Executive Officer" as one person.
        However, disclosure on page 26 of the proxy statement states that the company has split
        the roles of the Chairman and Chief Executive Officer. Please revise your disclosure as
        appropriate.

Proposal 3 – Amendment to Certificate of Incorporation to Declassify Board of Directors

8.   Please state the reason(s) for your proposal to amend your certificate of incorporation to

declassify the board. See Item 19 of Schedule 14A. In addition, describe the potential impact of this change going forward. For example, it could presumably allow a third party to gain a majority of the board seats in a single election, which in turn could trigger existing or future "change in control" payments to company executives. Please discuss these and any other potential effects of the change.

9.   See our comment above regarding the need to provide background disclosure about contacts with Foxhill leading up to this solicitation. In this regard, we note the disclosure in the forepart of the revised preliminary proxy statement filed by Foxhill on April 22, 2009 concerning certain contacts between Foxhill and the company relating to Foxhill's and the company's respective proposals to declassify the board. Please revise to discuss any material contacts here and to discuss whether you are including this proposal or taking action to declassify the board as a result of the contacts with Foxhill.

Security Ownership of Certain Beneficial Owners and Management, page 20

10.   Please revise the table to provide beneficial ownership information as of the most recent practicable date, to the extent known by the company. See Item 6(d) of Schedule 14A and Item 403 of Regulation S-K. For example, please revise to reflect the information contained on the Schedule 13D filed on April 8, 2009, by Foxhill Opportunity Master Fund, L.P. and its affiliates, and any further amendments filed by those entities.

Form of Proxy Card

11.   Please revise the form of proxy to clearly mark it as a "Preliminary Copy." Refer to Rule 14a-6(e)(1).

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company is in possession of all facts relating to the company's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have questions or comments please contact Katherine Wray at (202) 551-3483. In her absence, you may contact Perry Hindin, Special Counsel with the Office of Mergers & Acquisitions, at (202) 551-3444. If you thereafter require assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (650) 849-7400
        Heather Rosmarin, Esq.
        Cooley Godward Kronish LLP